

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4631

June 9, 2017

Via E-Mail
Jeffrey S. Cosman
Chief Executive Officer
Meridian Waste Solutions, Inc.
12540 Broadwell Road, Suite 2104
Milton, GA 30004

> **Re: Meridian Waste Solutions, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 10, 2017**
> **File No. 333-216621**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2016**
> **File No. 001-13984**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2017**
> **File No. 001-13984**

Dear Mr. Cosman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

Form 10-K for the Fiscal Year Ended December 31, 2016

Liquidity and Capital Resources, page 27

1.   We note your response to comments 12 and 13 of our letter dated March 22, 2017. Given you previously violated the covenant terms of your credit agreement as of December 31, 2016 and your response indicates that there are certain covenants for which the margin of compliance is not significant, we continue to believe that you should disclose the specific terms of any significant financial covenants to which you are subject with any required ratios/amounts, including the actual ratios/amounts as of each reporting date. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Compensation of Directors, page 39

2.   Please revise your tabular disclosure to provide the aggregate director compensation for the last completed fiscal year. See Item 402(r) of Regulation S-K.

Financial Statements

Notes to the Financial Statements

3.   We note your response to comment 17 of our letter dated March 22, 2017.   Please confirm that you will present the total of all deferred tax liabilities measured in paragraph ASC 740-10-30-5(b); the total of all deferred tax assets measured in paragraph ASC 740-10-30-5(c) through (d); and the total valuation allowance recognized for deferred tax assets determined in paragraph ASC 740-10-30-5(e). Please see ASC 740-10-50-2. In this regard, it is not clear that your tabular presentation at the top of page F-30 of your Form 10-K/A of gross liabilities of $18,987,135 and $4,686,288 for 2016 and 2015 is accurate. We also note that the detailed breakdown of the components of your deferred tax assets and liabilities on page 13 of your response letter appears to provide the appropriate level of detail required by ASC 740.

Form 10-Q for Fiscal Period Ended March 31, 2017

Statement of Cash Flows, page 2

4.   We note that you have reflected the $34,100,000 note payable incurred for the acquisition of CFS as a non-cash investing and financing activity. With reference to the examples set forth in paragraph ASC 230-10-50-4 please provide your basis for this presentation.

5.   Please also explain your statement in Note 3- Acquisitions that Goldman Sachs novated this debt from CFS to the Company as part of the acquisition. Please explain what you mean by "this" debt.

Note 7 – Shareholder's Equity, page 17

6.   In regards to your conversion of 35,750 shares of Preferred Series C into 1,082,022 shares of common stock, please help us better understand how you determined a deemed dividend of $2.1 million should be recorded in accordance with ASC 470. Although you indicate that this amount represents the unamortized discount on the Series C resulting from the beneficial conversion feature, we note from your disclosures indicate that you already recorded deemed dividends associated with the beneficial conversion features. Also, it appears that the $2.1 million exceeds the total amount of discounts recorded due to the allocation of proceeds to other features as well as the beneficial conversion features. Please advise.

You may contact Nudrat Salik (Staff Accountant) at 202-551-3692 or Jeanne Baker (Staff Accountant) at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Joseph Lucosky
        Lucosky Brookman LLP